

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2013

Via E-mail
Allen E. Lyda
Senior Vice President and Chief Financial Officer
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re:** **Tejon Ranch Co.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 1-7183**

Dear Mr. Lyda:

We have reviewed your response dated December 5, 2012, and supplemental correspondence dated January 10, 2013, and have the following additional comments.   In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management' Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations by Segment, page 28

Real Estate – Resort/Residential, page 30

1.   We note your response to prior comment 1. Please address the following:

   a. Tell us the terms of and your accounting for the initial June 2008 Tejon Ranch Conservation and Land Use Agreement with the resource organizations for the permanent protection of up to 240,000 acres of land through phased dedicated conservation easements on approximately 145,000 acres of land;

Allen E. Lyda
Tejon Ranch Co.
January 18, 2013
Page 2

      b. Given that you are to preserve, maintain, and protect, as well as restore and enhance through perpetuity the conservation values of the easement properties, please tell us how such requirements impacted your determination that you had performed your obligation and no further actions were needed to meet the absence-of-continuing-involvement criteria. Refer to ASC 360-20-40; and

      c. Provide to us a detailed explanation of the tax treatment of the sale of conservation easements, including the tax impacts to both the land contribution and valuation allowance related to the sale.

2.   You indicate that the total consideration paid for the conservation easements was determined through a real estate appraisal process. Please address the following:

      a. Tell us your carrying value of the land prior to granting the conservation easements;

      b. Tell us whether the $15.75 million was the fair value of the approximately 62,000 acres sold prior or subsequent to the granting of the easement;

         i. If the $15.75 million value was determined prior to the granted easements, please tell us the fair value of the land after consideration of the easements; and

         ii. If such fair value was determined subsequent to the granted easements, please tell us the fair value of the unencumbered land prior to the inclusion of land easements;

      c. Please tell us how the fair value of $15.75 million was determined by the real estate appraisal firm; and

      d. Tell us how you accounted for any change in the fair value of the land generated from the easements granted (i.e., difference in fair value between unencumbered land and the land with the easements in place) and the accounting literature relied upon.

     You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief